               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 54)

                         CITICASTERS INC
                         (Name of Issuer)

              Class A Common Stock, $.01 Par Value
                 (Title of Class of Securities)


                          172936-10-6
                         (CUSIP Number)


                      James E. Evans, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                        (513) 579-2536
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         February 12, 1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 30 Pages

CUSIP NO. 172936-10-6          13D             Page 2 of 30 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
       SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          7,566,889 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.8% (See Item 5)

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 172936-10-6          13D             Page 3 of 30 Pages

1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       American Financial Enterprises, Inc.            31-0996797

2     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
       Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut Corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
       SOLE VOTING POWER
       ---

8    SHARED VOTING POWER

       2,611,191 (See Item 5)

9    SOLE DISPOSITIVE POWER
       ---

10   SHARED DISPOSITIVE POWER
       2,611,191 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,611,191 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*          [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.1%

14   TYPE OF REPORTING PERSON*
      HC

CUSIP NO. 172936-10-6          13D             Page 4 of 30 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          3,432,666

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
          3,432,666

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          10,999,555 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.0% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 5 of 30 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,566,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.8% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 6 of 30 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          72,000

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           72,000

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,638,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.2% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 7 of 30 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          18,000

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
          18,000

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,584,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.9% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer.

      This Amendment No. 54 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on September 13, 1995, relative to the $.01 par value Class A Common Stock ("Common Stock,") issued by Citicasters Inc. ("Citicasters"). The principal executive offices of Citicasters are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of December 31, 1995, the Lindner Family beneficially owned approximately 44% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). At that date, AFC beneficially owned 82.6% of the outstanding common stock of AFEI and its designees constituted a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

Item 4.   Purpose of the Transaction.

      On  February 12, 1996, Citicasters announced  that  it  had entered into a definitive merger agreement (the "Merger Agreement") with Jacor Communications, Inc. ("Jacor") providing for the acquisition of Citicasters by Jacor. For each Citicasters share acquired, Jacor will (i) pay $29.50 in cash and
(ii) issue one-fifth of a five-year warrant to purchase a share of Jacor common stock at $28 per share. Under the terms of the Merger Agreement, the consideration will be increased in the event that the transaction does not occur by September 30, 1996. Please see the Press Release attached as Exhibit 1.

      The Reporting Persons have substantial influence over the management and operations of Citicasters and participate in the formulation, determination and direction of business policies. Carl H. Lindner is the Chairman of the Board and Chief Executive Officer of Citicasters; S. Craig Lindner is a member of the
Citicasters Board of Directors. Designees of the Reporting Persons (including Carl H. Lindner and S. Craig Lindner) constitute four of six members on Citicasters' Board of Directors. As a result of the foregoing, the Reporting Persons may be deemed to be controlling persons of Citicasters. Please see Item 6.

Item 5.   Interest in Securities of the Issuer.

      As of February 12, 1996, the Reporting Persons beneficially owned 11,089,555 shares (or approximately 55.4% of the outstand ing shares) of Citicasters Common Stock as follows:

          Holder                            Number of Shares (a)

        GAI                                   3,455,698 (b)
        AFC                                   1,500,000
        AFEI                                  2,611,191
        Carl H. Lindner                       3,262,413 (c)
        CHL Foundation                          170,253 (d)
        S. Craig Lindner                         72,000 (e)
        Keith E. Lindner                         18,000 (f)
               Total:                        11,089,555

(a) As adjusted to reflect the three for two stock splits effective May 4, 1995 and November 16, 1995.
(b)  GAI = Great American Insurance Company, 100% owned by AFC.
(c) Includes presently exercisable options to purchase 4,500 shares of Citicasters Common Stock.
(d) CHL Foundation = The Carl H. Lindner Foundation, a charitable foundation. CHL has voting power over the securities held therein.
(e) Includes 49,500 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power. Also includes presently exercisable options to purchase 4,500 shares of Citicasters Common Stock.
(f) These shares are held in a trust for the benefit of the minor children of his brother, S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

      As of February 12, 1996, certain executive officers and directors of American Financial, AFC and AFEI beneficially own shares of Citicasters Common Stock as follows:

               Holder                      Number of Shares
          James E. Evans                     90,000
          Fred J. Runk                       45,064
          Thomas E. Mischell                 26,017
          Sandra W. Heimann                  74,326
          Robert C. Lintz                    45,000
          Ronald F. Walker                   28,000

      On December 31, 1995, Ronald F. Walker gifted 17,000 of Citicasters Common Stock. As of February 12, 1996, and within the last 60 days, to the
                                9
best knowledge and belief of the undersigned, other than as described herein, no transactions involving Citicasters' equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AFEI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with the proposed Jacor transaction referred to in Item 4, the Reporting Persons have entered into a stockholders agreement (the form of which is attached hereto as Exhibit 2) pursuant to which the Reporting Persons have agreed to consent to the Jacor transaction on March 13, 1996 if the Merger Agreement has not been terminated.

Item 7.   Material to be filed as Exhibits.

          (1)  News Release referred to in Item 4.
          (2) Form of Stockholders Agreement dated February 12, 1996 referred to in Item 6.
          (3) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.
          (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1996     AMERICAN FINANCIAL GROUP, INC.
                              By: James C. Kennedy
                                   James C. Kennedy, Secretary

                              AMERICAN FINANCIAL CORPORATION
                              By: James C. Kennedy
                                  James C. Kennedy, Deputy
                                  General Counsel and Secretary

                             AMERICAN FINANCIAL ENTERPRISES, INC.
                              By: James C. Kennedy
                                   James C. Kennedy, Deputy
                                   General Counsel and Secretary

                              James C.Kennedy
                               James C. Kennedy,
                               As Attorney-in-Fact for:
                                   Carl H. Lindner
                                   Carl H. Lindner III
                                   S. Craig Lindner
                                   Keith E. Lindner

Exhibit 1

           CITICASTERS ANNOUNCES MERGER WITH JACOR

     (Cincinnati) Citicasters Inc. announced today that it had entered into a definitive merger agreement with Jacor Communications, Inc. providing for the acquisition of Citicasters by Jacor for cash in the amount of $29.50 per share and certain warrants to purchase Jacor stock. If the Jacor transaction does not close by September 30, 1996, the cash purchase price per share will be increased by $.22125 for each full month thereafter ending prior to the closing of the transaction. A five-year warrant to purchase approximately .2 shares of Jacor common stock at $28 per share ($26 per share if the closing of this transaction does not occur until on or after October 1, 1996) will be issued with respect to each Citicasters share, subject to certain adjustments. John P. Zanotti, Chief Executive Officer of Citicasters, stated "We believe this merger represents tremendous value for our shareholders along with new opportunities for our employees."

     Certain entities and persons that control Citicasters have agreed to execute irrevocable consents in favor of the Jacor transaction on March 13, 1996. These consents are sufficient to approve the transaction under applicable law and, when delivered, will preclude the consideration of any other offers. The consummation of the transaction is subject to certain conditions, including the receipt of FCC and other regulatory approvals.

     Salomon Brothers Inc. served as financial advisor to Citicasters in connection with the transaction.

     Citicasters currently operates 19 radio stations including
14 FM and 5 AM stations along with two network-affiliated television stations in major markets throughout the country.

     Citicasters common stock is quoted on NASDAQ National Market
System under the symbol CITI.

Exhibit 2
                     STOCKHOLDERS AGREEMENT

           THIS STOCKHOLDERS AGREEMENT, dated as of February 12, 1996, is among JACOR COMMUNICATIONS, INC., an Ohio corporation ("Parent"), JCAC, INC., a Florida corporation and a wholly owned subsidiary of Parent ("Acquisition"), GREAT AMERICAN INSURANCE COMPANY, an Ohio corporation ("Seller A"), AMERICAN FINANCIAL CORPORATION, an Ohio corporation ("Seller B"), AMERICAN FINANCIAL ENTERPRISES, INC., a Connecticut corporation ("Seller C"), CARL
H. LINDNER ("Seller D"), THE CARL H. LINDNER FOUNDATION, a charitable foundation ("Seller E") and S. CRAIG LINDNER ("Seller F"). Seller A, Seller B, Seller C, Seller D, Seller E and Seller F are sometimes individually referred to herein as a "Seller" and are sometimes collectively referred to herein as the "Sellers".

           WHEREAS, Parent, Acquisition, and Citicasters Inc., a Florida corporation (the "Company"), are, concurrently with the execution of this Agreement, entering into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, upon the terms and subject to the conditions thereof, that Acquisition will be merged with and into the Company in accordance with the Florida Business Corporation Act (the "Merger") such that each share of Class A Common Stock, par value $.01 per share, of the Company (the "Shares") issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Company, Parent, Acquisition or any direct or indirect subsidiary of the Company, Parent or Acquisition, and any Shares held in the treasury of the Company) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);

           WHEREAS,  each Seller owns the number of  Shares  (the
"Seller's Shares") set forth on Schedule A hereto opposite the name of such Seller; and

           WHEREAS, in order to induce Parent and Acquisition to enter into the Merger Agreement, each Seller has agreed to enter into this Agreement.

           NOW, THEREFORE, in consideration of the foregoing  and
the   mutual  covenants  and  agreements  herein  contained,  and intending to be legally bound hereby, Parent, Acquisition and the Sellers hereby agree as follows.

            Section  1.      Representations  and  Warranties  of
Sellers.   Each  Seller  represents and warrants  to  Parent  and
Acquisition as follows:

           (a) Each of Seller A, Seller B and Seller C is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

           (b) Each of Seller A, Seller B, Seller C and Seller E has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

           (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Seller A, Seller B, Seller C and Seller E and no other proceedings on the part of any of Seller A, Seller B, Seller C or Seller E are necessary to authorize this Agreement or to consummate the transactions so contemplated.

           (d) This Agreement has been duly and validly executed and delivered by each Seller and constitutes a legal, valid and binding agreement of each Seller enforceable against each Seller in accordance with its terms, except that the enforceability hereof may be subject to applicable bankruptcy, insolvency or other similar laws now or hereinafter in effect affecting creditors' rights generally.

           (e) The execution, delivery and performance by the Sellers of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Certificate of Incorporation or By-Laws of any of Seller A, Seller B or Seller C or any
organizational or governing documents of Seller E; (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to any Seller, any of their respective subsidiaries or any of their respective properties;
(iii) conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation, or loss of any benefit to which any Seller or any of its subsidiaries is entitled under any provision of any agreement, contract, license or other instrument binding upon such Seller, any of its subsidiaries or any of their respective properties, or allow the acceleration of the performance of, any obligation of any Seller or any of its subsidiaries under any indenture, mortgage, deed of trust, lease, license, contract, instrument or other agreement to which such Seller or any of its subsidiaries is a party or by which any Seller or any of its subsidiaries or any of their respective assets or properties is subject or bound; or (iv) result in the creation or imposition of any security interests, liens, claims, pledges, charges, voting agreements or other encumbrances of any nature whatsoever (collectively, "Liens") on any asset of any Seller or any of its subsidiaries, except in the case of clauses (ii), (iii) and (iv) for any such contraventions, conflicts, violations, breaches, terminations, defaults, cancellations, losses, accelerations and Liens which would not individually or in the aggregate materially interfere with the consummation of the transactions contemplated by this Agreement.

           (f) As of the date hereof, none of the Sellers and none of their respective properties is subject to any order, writ, judgment, injunction, decree, determination or award which would prevent or delay the consummation of the transactions contemplated hereby.

          (g) Each Seller has, and at all times between the date of this Agreement and the consummation of the Merger such Seller will have, (i) good and valid title to such Seller's Shares, free and clear of any Liens and (ii) the right to vote such Seller's Shares.

           (h) There are no options or rights to acquire, or any agreements to which any Seller is a party relating to, any Seller's Shares, other than this Agreement.

           (i) The Seller's Shares described in Schedule A represent all of the Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by any of the Sellers.

      Section 2.     Representations and Warranties of Parent and
Acquisition.   Each  of  Parent and  Acquisition  represents  and
warrants to the Sellers as follows:

           (a) Each of Parent and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

           (b) Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

           (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Parent and Acquisition and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions so contemplated.

           (d) This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes a legal, valid and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, except that the enforceability hereof may be subject to applicable bankruptcy, insolvency, or other similar laws, now or hereinafter in effect affecting creditors' rights generally.

           Section 3.     Negative Covenants of Sellers.   Except
as provided for herein or in the Merger Agreement, each Seller agrees not to (either directly or indirectly):

           (a) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Seller's Shares (including, without limitation, through the disposition or transfer of control of another person) other than to an affiliate of Seller D that agrees to be bound by this Agreement;

           (b)   grant any proxies with respect to such  Seller's
Shares, deposit such Seller's Shares into a voting trust or enter into a voting agreement with respect to any of such Seller's
Shares; or

            (c)    take   any   action  which  would   make   any
representation or warranty of any Seller herein untrue or incorrect in any material respect.

           Section 4. No Solicitation. (a) From and after the date of this Agreement and except as set forth in subsection 0, the Sellers shall not, and the Sellers shall use their reasonable best efforts to cause the Company not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or participate in discussions or negotiations regarding, any proposals or offers from any individual, corporation, partnership, limited liability corporation, joint venture, trust, association, unincorporated organization, other entity, group or governmental authority ("Person") relating to any Competing Transaction (as defined in subsection 0) or (ii) furnish to any other Person any nonpublic information or access to such information with respect to, or otherwise concerning, any Competing Transaction. The Sellers shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any proposed Competing Transaction. The Sellers shall promptly disclose to Parent the identity of any Person who attempts to initiate any discussions contemplating a Competing Transaction.

          (b) Notwithstanding anything to the contrary contained in this Section 0 or in any other provision of this Agreement, until the consents required by Section 0 have been duly executed and delivered, the Sellers shall not be required to cause the Company to refrain from (i) participating in discussions or negotiations with, and, during such period, furnishing information to, a Person that seeks to engage in discussions or negotiations, requests information or makes a proposal to acquire the Company pursuant to a Competing Transaction, if the Company's directors have determined in good faith that such action is required for the discharge of their fiduciary obligations, based upon the written advice of independent legal counsel, who may be the Company's regularly engaged legal counsel (a "Director Duty"); or (ii) terminating this Agreement and entering into an agreement providing for a Competing Transaction in accordance with a Director Duty. In the event that the Sellers participate (directly or indirectly) in discussions or negotiations with, or furnish information to, a Person that seeks to engage in such discussions or negotiations, requests information or makes a proposal to acquire the Company pursuant to a Competing Transaction pursuant to this subsection 0, then: (i) the Sellers shall immediately disclose to Parent the decision of the Company's directors; (ii) the identity of the Person; and (iii) copies of all information or material not previously furnished to Parent or Acquisition which the Sellers, the Company, or their respective agents provides or causes to be provided to such Person or any of its officers, directors, employees, agents, advisors or representatives.

           (c) For the purposes of this Agreement, "Competing Transaction" shall mean any of the following involving the
Company: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (iii) any tender offer or exchange offer for Shares.

          Section 5.  Written Consent.

           (a) Prior to the close of business on the thirtieth day following the date of this Agreement (the "Delivery Date"), unless the Merger Agreement has been terminated on or prior to the Delivery Date, each Seller will execute and deliver to the corporate secretary of the Company a written consent with respect to such Seller's Shares in the form attached hereto as Exhibit A, which written consent will not be withdrawn or revoked. Such written consents of the Sellers will constitute the irrevocable written consent of each of the Sellers with respect to his or its Seller's Shares to the approval and adoption of the Merger Agreement.

          (b) For so long as this Agreement is in effect, in any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, each Seller shall vote or cause to be voted all of such Seller's
Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation of any Seller under this Agreement or of the Company, Parent or Acquisition under the Merger Agreement; (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by this Agreement or the Merger Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (2) a sale or transfer of a material amount of assets of the Company, or any of its subsidiaries or the issuance of securities by the Company or any of its subsidiaries, (3) any change in the board of directors of the Company, (4) any change in the present capitalization or dividend policy of the Company (other than as contemplated by the Merger Agreement) or (5) any other material change in the Company's corporate structure or business; and (iii) in favor of any action or agreement that would further the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

           Section 6. Registration Agreement. Prior to the closing of the Merger, the parties will enter into an agreement providing for shelf registration of resale of the Warrants and the Warrant Shares (each as defined in the Merger Agreement) with terms and conditions customary for transactions that are similar to the Merger.

           Section 7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

          Section 8. Expenses. Each party shall bear its own expenses and costs in connection with this Agreement and the transactions contemplated hereby.

           Section  9.     Amendment; Assignment.  This Agreement
may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be assignable by the parties hereto; provided, however, that this Agreement shall not be assignable by any Seller without the prior written consent of Parent other than to an affiliate of Seller D that agrees to be bound by this Agreement. No assignment hereunder will relieve any party to this Agreement of its obligations hereunder.

           Section 10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

          (a)  If to Parent or Acquisition, to:

               Randy Michaels
               Jacor Communications, Inc.
               1300 PNC Center
               201 East Fifth Street
               Cincinnati, Ohio  45202
               Facsimile:  (513) 621-0090

               with a copy to:

               Thomas W. Kahle, Esq.
               Graydon, Head & Ritchey
               1900 Fifth Third Center
               511 Walnut Street
               Cincinnati, Ohio 45202
               Facsimile:  (513) 651-3836

               and

               Scott J. Davis, Esq.
               Mayer, Brown & Platt
               190 South LaSalle Street
               Chicago, Illinois 60603
               Facsimile:  (312) 701-7711

          (b)  If to the Sellers, to:

               James C. Kennedy, Esq.
               American Financial Group, Inc.
               One East Fourth Street
               Suite 919
               Cincinnati, Ohio 45202
               Facsimile:  (513) 579-2113


or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

          Section 12. Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

           Section 13.    Governing Law.  This Agreement shall be
governed by and construed in accordance with the law of the State of Florida, without regard to the principles of conflicts of law thereof.

          Section 14.    Termination.

          (a)  This Agreement shall terminate upon termination of
the Merger Agreement without the consummation of the Merger.   No
such termination shall relieve any party from liability for any breach of this Agreement.

          (b) If (i) the Merger Agreement is terminated pursuant to Sections 8.1(f), 8.1(g) or 8.1(h) of that Agreement and (ii) a transaction is consummated within eighteen months after the termination of the Merger Agreement that results (1) in the sale, exchange, conversion or other disposition (by merger or otherwise) of some or all of the Shares owned by Seller D or Seller F (2) a payment (by dividend or otherwise) to Seller D or Seller F following a sale of all or substantially all of the assets of the Company, a recapitalization, a restructuring or other similar event (in the case of (1) or (2), an "Other Transaction"), Seller D and Seller F shall, immediately after the consummation of the Other Transaction, pay to Parent a sum (the "Compensating Payment") equal to the number of Shares sold, exchanged, converted, or otherwise disposed or with respect to which Seller D or Seller F received a payment, in the Other Transaction multiplied by one half of the Per Share Difference. The Per Share Difference shall equal (x) the fair market value, valued as of the time the Other Transaction is consummated, of the consideration per Share received by Seller D or Seller F in the Other Transaction less (y) the expected fair market value per Share, valued as of December 1, 1996, that Seller D or Seller F would have received in the Merger. If Seller D, Seller F and Parent cannot agree on the amount of the Compensating

Payment, Seller D and Seller F shall pay Parent immediately a sum equal to what Seller D and Seller F believe the Compensating Payment to be (the "Immediate Payment") plus interest at 9% per year on the Immediate Payment for the period between the time the Other Transaction is consummated and the time the Immediate Payment is made, and the final amount of the Compensating Payment shall be determined in accordance with the commercial arbitration rules of the American Arbitration Association by an arbitrator or arbitrators appointed in accordance with such rules. Such arbitration shall take place in Cincinnati, Ohio, and judgment upon any award rendered in such arbitration may be entered in any court of appropriate jurisdiction; the parties hereto consent to the entry of such judgment and agree that no appeal shall be taken therefrom. Parent shall be entitled to receive immediately the difference between the final amount of the Compensating Payment determined by the arbitrators and the Immediate Payment (the "Difference") and interest at 9% per year on the Difference for the period between the date the Competing Transaction is consummated and the date the Difference is paid to Parent. In no event shall Parent be required to make any payment under this Agreement.

           (c) This Section 0 shall survive the termination of this Agreement.

           Section 15. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

            Section 16. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

           Section  17.    Descriptive Headings.  The descriptive
headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           Section  18.    Certain Definitions.  For purposes  of
this Agreement, the term:

           (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

          (b) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

           (c) "knowledge" means knowledge after reasonable inquiry;

            (d) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

          (e) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

           Section  19.    Counterparts.  This Agreement  may  be
executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

                              GREAT AMERICAN INSURANCE COMPANY

                              By:  __________________________
                                   Name:
                                   Title:

                              AMERICAN FINANCIAL CORPORATION

                              By:  __________________________
                                   Name:
                                   Title:

                             AMERICAN FINANCIAL ENTERPRISES, INC.

                             By:  __________________________
                                   Name:
                                   Title:

                              CARL H. LINDNER

                              Carl H. Lindner

                              THE CARL H. LINDNER FOUNDATION

                              By:  __________________________
                                   Name:
                                   Title:

                              S. CRAIG LINDNER

                              __________________________
                              S. Craig Lindner


                              JACOR COMMUNICATIONS, INC.


                              By:  __________________________
                                   Name:
                                   Title:

                              JCAC, INC.


                              By:  __________________________
                                   Name:
                                   Title:
                                21

                           SCHEDULE A
                             TO THE
                     STOCKHOLDERS AGREEMENT

      Capitalized terms used in this Schedule A and not otherwise defined in this Schedule A have the respective meanings assigned to such terms in the attached Stock Purchase Agreement.


Name of each Seller                              Number of Shares
---------------------------                  --------------------
GREAT AMERICAN INSURANCE COMPANY              3,455,698 Shares

AMERICAN FINANCIAL CORPORATION                1,500,000 Shares

AMERICAN FINANCIAL ENTERPRISES, INC.          2,611,191 Shares

CARL H. LINDNER                               3,257,913 Shares

THE CARL H. LINDNER FOUNDATION                 170,253  Shares

S. CRAIG LINDNER                                 85,500 Shares

________________________                     __________________
Total                                        11,080,555 Shares

                           EXHIBIT A


                        WRITTEN CONSENT
                      OF A SHAREHOLDER OF
                       CITICASTERS, INC.
                 PURSUANT TO SECTION 607.0704
            OF THE FLORIDA BUSINESS CORPORATION ACT


      The undersigned, being the holder of ________ shares of Class A Common Stock, par value $.01 per share, of Citicasters,
Inc., a Florida corporation (the "Company"), by executing this written consent, hereby approves the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 12, 1996 among the Company, Jacor Communications, Inc., an Ohio corporation
("Acquiror") and JCAC, Inc., a Florida corporation and wholly owned subsidiary of Acquiror ("Acquisition") and thereby approves the adoption by the surviving corporation in the merger contemplated by the Merger Agreement of the Articles of Incorporation and By-Laws of Acquisition.

      IN WITNESS WHEREOF, the undersigned has executed this written consent as of the date written below.


Date:

______________

                              [Shareholder]


                              _______________________
                              [Shareholder]

Exhibit 3                     AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

       WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

      NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to
Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                    AMERICAN PREMIER GROUP, INC.
                    AMERICAN FINANCIAL CORPORATION
                    AMERICAN FINANCIAL ENTERPRISES, INC.
                    By:   /s/ James E. Evans
                        James E. Evans
                        Vice President & General Counsel

                    /s/ Carl H. Lindner
                        Carl H. Lindner
                    /s/ Carl H. Lindner III
                        Carl H. Lindner III
                    /s/ S. Craig Lindner
                        S. Craig Lindner
                    /s/ Keith E. Lindner
                        Keith E. Lindner

Exhibit 4
                        POWER OF ATTORNEY



      I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                    /s/ Carl H. Lindner
                        Carl H. Lindner

                        POWER OF ATTORNEY



     I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                    /s/ Carl H. Lindner III
                        Carl H. Lindner III

                        POWER OF ATTORNEY



      I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                      /s/ S. Craig Lindner
                          S. Craig Lindner

                        POWER OF ATTORNEY



      I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                     /s/ Keith E. Lindner
                         Keith E. Lindner